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                              June 24, 2020

       David Hilbert
       President and Chief Executive Officer
       Arcellx, Inc.
       25 West Watkins Mill Road, Suite A
       Gaithersburg, MD 20878

                                                        Re: Arcellx, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 9,
2020
                                                            CIK No. 0001786205

       Dear Dr. Hilbert:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement

       Prospectus Summary
       Our Pipeline, page 4

   1. We note your response to prior comment 5 and your intended use of the CART-ddBCMA
                                                        Phase 1 clinical trial.
Without revision to the table, it appears that you intend to develop your CART-ddBCMA
technology beyond Phase 1 and to commercialize it. Accordingly, please revise the
summary discussion to clarify these development plans. Also, revise the pipeline table to
reflect your plans and to depict the relative significance of this technology as compared
to the product candidates that you intend to commercialize.
 David Hilbert
FirstName LastNameDavid Hilbert
Arcellx, Inc.
Comapany NameArcellx, Inc.
June 24, 2020
June 24, 2020 Page 2
Page 2
FirstName LastName
2. We note your response to prior comment 7 and your revised disclosures on pages 110 and
         112. Please revise the Business section to discuss in further detail the work you have conducted and have planned with respect to each of these franchises, or revise to remove the discovery pipeline table from the Summary section.
       You may contact Tracey Houser at (202) 551-3736 or Kate Tillan at (202) 551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Dan Koeppen